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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10 )*

GOLDEN TELECOM, INC.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
38122G107
(CUSIP Number)
Vladimir Lechtman
Jones Day
51 Louisiana Avenue, N.W.
Washington, D.C. 20001
(202) 879-3939
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 3, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

SCHEDULE 13D

CUSIP No.	38122G107	Page	2	of	17

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
SUNBIRD LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cyprus

	7	SOLE VOTING POWER:

NUMBER OF		10,731,707*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,731,707*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,731,707*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC

*	See items 5 and 6 hereof.

SCHEDULE 13D

CUSIP No.	38122G107	Page	3	of	17

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
YIELDCARE LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cyprus

	7	SOLE VOTING POWER:

NUMBER OF		10,731,707*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,731,707*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,731,707*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC

*	See items 5 and 6 hereof.

SCHEDULE 13D

CUSIP No.	38122G107	Page	4	of	17

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
ALTIMO HOLDINGS & INVESTMENTS LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		10,731,707*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,731,707*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,731,707*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC

*	See items 5 and 6 hereof.

SCHEDULE 13D

CUSIP No.	38122G107	Page	5	of	17

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
CTF HOLDINGS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Gibraltar

	7	SOLE VOTING POWER:

NUMBER OF		10,731,707*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,731,707*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,731,707*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC

*	See items 5 and 6 hereof.

SCHEDULE 13D

CUSIP No.	38122G107	Page	6	of	17

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
CROWN FINANCE FOUNDATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Liechtenstein

	7	SOLE VOTING POWER:

NUMBER OF		10,731,707*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,731,707*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,731,707*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

*	See items 5 and 6 hereof.

SCHEDULE 13D	Page 7 of 17
Introductory Statement
     This Amendment No. 10 to the Statement on Schedule 13D (this “Amendment”) relates to shares of common stock, $0.01 par value per share (the “Shares”), of Golden Telecom, Inc. (the “Issuer”). This Amendment No. 10 supplementally amends the initial Statement on Schedule 13D, dated May 21, 2001; Amendment No. 1 thereto, dated July 20, 2001; Amendment No. 2 thereto, dated September 13, 2001; Amendment No. 3 thereto, dated February 28, 2002; Amendment No. 4 thereto, dated September 9, 2002; Amendment No. 5 thereto, dated November 6, 2002; Amendment No. 6 thereto, dated April 10, 2003; Amendment No. 7 thereto, dated August 29, 2003; Amendment No. 8 thereto, dated December 24, 2003; and Amendment No. 9 thereto, dated August 19, 2004 (collectively, the “Initial Statement” and together with this Amendment, the “Statement”), filed by Alfa Finance Holdings S.A., Altimo, CTF Holdings, and Crown Finance (each as defined below). Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Initial Statement. Except as provided herein, this Amendment does not modify any of the information previously reported in the Initial Statement.
Item 1. Security and Issuer
     No changes.
Item 2. Identity and Background
     This Amendment is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
(i)	Sunbird Limited;

(ii)	Yieldcare Limited;

(iii)	Altimo Holdings & Investments Ltd.;

(iv)	CTF Holdings Limited; and

(v)	Crown Finance Foundation.
     This Amendment relates to the Shares held of record by Sunbird Limited. The agreement between the Reporting Persons relating to the joint filing of this Amendment is attached as Exhibit A hereto.
The Reporting Persons
     Sunbird Limited (“Sunbird”) is a Cyprus company with its principal address at Themistokli Dervi, 5, Elenion Building, 2nd floor, P.C. 1066, Nicosia, Cyprus. The principal business of Sunbird is to function as a holding company. Current information concerning the

SCHEDULE 13D	Page 8 of 17
identity and background of the directors and officers of Sunbird is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
     Yieldcare Limited (“Yieldcare”) is a Cyprus company with its principal address at Themistokli Dervi, 5, Elenion Building, 2nd floor, P.C. 1066, Nicosia, Cyprus. The principal business of Yieldcare is to function as a holding company. Yieldcare is the sole shareholder of Sunbird, and in such capacity may be deemed to be the beneficial owner of the Shares held of record by Sunbird. Current information concerning the identity and background of the directors and officers of Yieldcare is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
     Altimo Holdings & Investments Ltd. (formerly know as Alfa Telecom Limited) (“Altimo”) is a British Virgin Islands company with its principal address at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. The principal business of Altimo is to act as a holding company. Altimo is the sole shareholder of Yieldcare, and in such capacity, may be deemed to be the beneficial owner of the Shares held of record by Sunbird. Current information regarding the identity and background of the directors and officers of Altimo is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
     CTF Holdings Limited (“CTF Holdings”) is a Gibraltar limited liability company with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. CTF Holdings is the majority owner of Cotesmore Holdings Limited, a Bahamas corporation (“Cotesmore”), Laketown Services Limited, an Isle of Man corporation (“Laketown”), and Bardsley Investment Corp., a British Virgin Islands corporation (“Bardsley” and, together with Cotesmore and Laketown, the “Holding Companies”). Collectively, the Holding Companies own a majority of the shares of Altimo. As a consequence of its majority ownership of the Holding Companies, CTF Holdings may be deemed to have the power to direct the voting of a majority of the shares of Altimo and may therefore be deemed to be the beneficial owner of the Shares held of record by Sunbird. Current information concerning the identity and background of the directors and officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
     Crown Finance Foundation (“Crown Finance”) is a Liechtenstein foundation with its principal address at Am Schragen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings and, in such capacity, may be deemed to be the beneficial owner of the Shares held of record by Sunbird. Current information concerning the identity and background of the directors and officers of Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
     The “Supervisory Board” coordinates the strategic development of a group of affiliated entities, often referred to as the “Alfa Group Consortium,” which group includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of the Alfa Group Consortium. Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

SCHEDULE 13D	Page 9 of 17
     During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he or she is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     On November 3, 2006 Sunbird entered into the Purchase Agreement (as defined below), with Altimo whereby Sunbird acquired the Shares and in consideration therefor delivered to Altimo a promissory note in the principal amount of $195,000,000 (the “Purchase Price”). Pursuant to the terms of the promissory note, the Purchase Price is due and payable on the date six months following the completion of the sale of the Shares pursuant to the Purchase Agreement.
     The foregoing description of the promissory note does not purport to be complete and is qualified in its entirely by the terms of the promissory note, a copy of which is attached hereto as Annex C, which is incorporated herein by reference.
Item 4. Purpose of Transaction
     Item 4 is amended by adding the following:
     Sunbird acquired the Shares from its 100% indirect parent company, Altimo, as part of an internal group restructuring undertaken in relation to potential group financing activities.
Item 5. Interest in Securities of the Issuer
     The information set forth in Items 4 and 6 of the Statement is hereby incorporated by reference into this Item 5.
     (a) Part (i) of Item 5(a) is hereby amended and restated in its entirety as follows: (i) Each of the Reporting Persons may be deemed to be the beneficial owner of the 10,731,707 Shares held for the account of Sunbird (representing approximately 29.3% of the total number of the Shares outstanding). This percentage is calculated on the basis of the Issuer having 36,628,413 Shares issued and outstanding as of August 7, 2006, as reported by the Issuer in its most recent quarterly report on Form 10-Q dated August 9, 2006). To the best of the Reporting Persons’ knowledge, other than the Reporting Persons, and except as noted in Annex A hereto, which is incorporated herein by reference in response to this Item 5(a), none of the persons named in Item 2 beneficially owns any Shares.
     (b) Part (i) of Item 5(b) is hereby amended and restated in its entirety as follows:

SCHEDULE 13D	Page 10 of 17
     (i) Sunbird may be deemed to have the sole power to vote and dispose of the 10,731,707 Shares that it holds of record.
     Altimo and Yieldcare may be deemed to have the power to direct the voting of the shares of Sunbird, and therefore Altimo and Yieldcare may be deemed to have the sole power to direct the voting and disposition of the 10,731,707 Shares held of record by Sunbird.
     As a consequence of CTF Holdings’ indirect interests in Altimo, CTF Holdings and Crown Finance may be deemed to have the power to direct a majority of the shares of Altimo, and therefore CTF Holdings and Crown Finance may be deemed to have the sole power to direct the voting of the 10,731,707 Shares held of record by Sunbird.
     The terms of the shareholders agreement among the Holding Companies and certain other shareholders of Altimo, however, provide that the direct or indirect sale or disposition of an asset, such as the Shares, or of an interest in an asset, by Altimo, where the fair market value of the asset or interest therein or the consideration paid therefor is more than $250 million, whether in respect of one transaction or a series of related transactions (a “Major Disposition”), requires the affirmative vote of 75% of the shareholders of Altimo. As CTF Holdings’ indirect interests in Altimo currently account for only approximately 73.7% of the shares in Altimo, they do not provide CTF Holdings and Crown Finance with sufficient control to direct Altimo with respect to a Major Disposition. Therefore, CTF Holdings and Crown Finance do not have the sole or shared power to direct the disposition of the Shares held of record by Sunbird with a value in excess of $250 million. However, CTF Holdings and Crown Finance may be deemed to have sufficient control of Altimo to direct the disposition of the Shares with a value equal to or less than such amount, and therefore may be deemed to have the sole power to direct the disposition of the Shares held of record by Sunbird with a value of $250 million or less.
     However, pursuant to the terms of the shareholders agreement among the Holding Companies and certain other shareholders of Altimo, the Holding Companies, and therefore, indirectly, CTF Holdings and Crown Finance, have the right under certain circumstances to buy-out other shareholders in Altimo to the extent necessary to control decisions of Altimo related to a Major Disposition, including the disposition of the Shares with a value in excess of $250 million. Were any such buy-out to occur, CTF Holdings and Crown Finance would be deemed to have the power, through the Holding Companies, to direct a sufficient number of shares of Altimo to control the disposition of the Shares held by Sunbird irrespective of the value of the Shares to be disposed. Therefore, at such time, CTF Holdings and Crown Finance would be deemed to have the sole power to direct the disposition of the 10,731,707 Shares held of record by Sunbird.
     (c) Except as otherwise stated herein, to the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to the Shares during the past 60 days by any of the persons named in response to Item 2.
     (d) To the best of the Reporting Persons’ knowledge, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
     (e) No changes.

SCHEDULE 13D	Page 11 of 17
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     This Item 6 is amended by adding the following:
     On November 3, 2006, Altimo and Sunbird entered into a share purchase agreement (the “Purchase Agreement”), whereby, on such date, Altimo sold to Sunbird 10,731,707 Shares. As a result, and as of such date, Sunbird became the beneficial owner of such Shares. A copy of the Purchase Agreement is attached hereto as Exhibit B and is incorporated herein by reference. The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the terms of the Purchase Agreement, which are incorporated herein by reference.
Item 7. Material to be Filed as Exhibits
     The Exhibit Index is incorporated herein by reference.

SCHEDULE 13D	Page 12 of 17
Signature
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete, and correct.

SUNBIRD LIMITED

November 10, 2006 Date

/s/ Franz Wolf Signature

Franz Wolf, Attorney-in-fact Name/Title

YIELDCARE LIMITED

November 10, 2006 Date

/s/ Franz Wolf Signature

Franz Wolf, Attorney-in-fact Name/Title

ALTIMO HOLDINGS & INVESTMENTS LTD.

November 10, 2006 Date

/s/ Franz Wolf Signature

Franz Wolf, Director Name/Title

SCHEDULE 13D	Page 13 of 17

CTF HOLDINGS LIMITED

November 10, 2006 Date

/s/ Franz Wolf Signature

Franz Wolf, Director Name/Title

CROWN FINANCE FOUNDATION

November 10, 2006 Date

/s/ Franz Wolf Signature

Franz Wolf, Attorney-in-fact Name/Title

SCHEDULE 13D	Page 14 of 17
ANNEX A
Directors and Officers of Sunbird Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Charalambos Michaelides, Director (Cyprus)	Chartered Accountant	Themistokli Dervi, 5 Elenion Building, 2nd floor, P.C. 1066 Nicosia, Cyprus
Stella Herodotou, Director (Cyprus)	Private Employee	Themistokli Dervi, 5 Elenion Building, 2nd floor, P.C. 1066 Nicosia, Cyprus
Directors and Officers of Yieldcare Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Sophia Ioannou, Director (Cyprus)	Private Employee	Themistokli Dervi, 5 Elenion Building, 2nd floor, P.C. 1066 Nicosia, Cyprus
Stella Raouna, Director (Cyprus)	Accountant	Themistokli Dervi, 5 Elenion Building, 2nd floor, P.C. 1066 Nicosia, Cyprus
Directors and Officers of Altimo Holdings & Investments Ltd.

Name/Title/Citizenship	Principal Occupation	Business Address
Geoffrey Piers Hemy, Director (United Kingdom)	Director, Grand Financial Holding S.A.	11 Boulevard Royale L-2449 Luxembourg

Georgia Karydes, Director (Cyprus)	Director, Feldmans Management (Overseas) Ltd.	6 Nikou Georgiou Street Block C, Office 704 Nicosia 1098, Cyprus

SCHEDULE 13D	Page 15 of 17

Name/Title/Citizenship	Principal Occupation	Business Address
Alla Kudryavtseva,	Director, CTF Holdings	Suite 2,
Director (Russia)	Limited	4 Irish Place, Gibraltar

Leonid Reznikovich, Chief Executive Officer (Russia)	Chief Executive Officer, Altimo	11 Savvinskaya Nab., 119435 Moscow, Russia

Pavel Volitskiy,	Manager, CTF Holdings	Suite 2
Director (Russia)	Limited	4 Irish Place, Gibraltar

Franz Wolf,	Director, CTF Holdings	Suite 2
Director (Germany)	Limited	4 Irish Place, Gibraltar
Directors and Officers of CTF Holdings Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Alla Kudryavtseva, Director (Russia)	Director, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar
Directors and Officers of Crown Finance Foundation

Name/Title/Citizenship	Principal Occupation	Business Address
Christian Rosenow, Director (Switzerland)	Financial Advisor	Talacker 35, 8001 Zurich Switzerland

Dr. Norbert Seeger, Director (Liechtenstein)	Attorney, Arcomm Trust Company	Am Schragen Weg 14, P.O. Box 1618, FL-9490 Vaduz, Liechtenstein

Dr. Christian Zangerle,	Attorney,	Am Schragen Weg 14,
Director	Law Office of Dr. Norbert	P.O. Box 1618, FL-9490
(Austria)	Seeger	Vaduz, Liechtenstein

SCHEDULE 13D	Page 16 of 17

Members of the Supervisory Board of the Alfa Group Consortium

Name/Title/Citizenship	Principal Occupation	Business Address
Peter Aven, Director (Russia)	President, OJSC Alfa Bank	11 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Alexander Fain,	Chief Executive Officer,	21 Novy Arbat Street,
Director (Russia)	Alfa Eco LLC	121019 Moscow, Russia

Mikhail Fridman, Director (Russia)	Chairman of the Board of Directors, OJSC Alfa Bank	9 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Mikhail Gamzin, Director (Russia)	Director General, OAO Russian Technologies	3rd Golutvinsky Pereulok, 10 Building 6, 109180 Moscow, Russia

German Khan,	Executive Director,	18/2, Schipok Street
Director (Russia)	TNK-BP Management	115093 Moscow, Russia

Lev Khasis,	Chief Executive Officer,	3 Red Square, 109012
Director (Russia)	X5 Retail Group N.V.	Moscow, Russia

Alexander Kosiyanenko, Director (Russia)	Member of the Supervisory Board of X5 Retail Group N.V.	Apt. 421 Mozhayskoye shosse 2, B 121356 Moscow, Russia

Alexey Kuzmichev,	Chairman of the Board of	21 Novy Arbat Street,
Director (Russia)	Directors, Alfa Eco LLC	121019 Moscow, Russia

Nigel John Robinson, Director (United Kingdom)	Director of Corporate Development, Finance and Control, Alfa Group Consortium	6 Sechenovskiy Pereulok, Building 3, Floor 3, 119034, Moscow, Russia

Leonid Reznikovich,	Chief Executive Officer –	11 Savvinskaya Nab.,
Director (Russia)	Altimo LLC	119435 Moscow, Russia

Alexander Savin, Director (Russia)	Chief Executive Officer – Alfa Eco LLC	12 Krasnopresnenskaya Nab. International Trade Center 2, Entrance 7 123610 Moscow, Russia

SCHEDULE 13D	Page 17 of 17

EXHIBIT INDEX
Exhibit A Joint Filing Agreement, dated as of November 10, 2006, by and among Sunbird Limited, Yieldcare Limited, Altimo Holdings & Investments Ltd., CTF Holdings Limited, and Crown Finance Foundation.
Exhibit B Purchase Agreement, dated as of November 3, 2006, between Sunbird Limited and Altimo Holdings & Investments Ltd.
Exhibit C Promissory Note, dated as of November 3, 2006, issued by Sunbird Limited.
Exhibit D A conformed copy of the Power of Attorney authorizing Franz Wolf to sign this Amendment on behalf of Sunbird Limited.
Exhibit E A conformed copy of the Power of Attorney authorizing Franz Wolf to sign this Amendment on behalf of Yieldcare Limited.
Exhibit F A conformed copy of the Power of Attorney authorizing Franz Wolf to sign this Amendment on behalf of Crown Finance Foundation, incorporated herein by reference to Exhibit D to the statement on Schedule 13D/A filed by with the Securities and Exchange Commission by Cukurova Telecom Holdings Limited, Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., OOO “ALTIMO”, Altimo Holdings & Investments Ltd., CTF Holdings Limited, and Crown Finance Foundation on August 15, 2006.